IBOS, INC.

4879 E. La Palma Ave.

Suite 201

Anaheim, CA 92807

Via Federal Express and EDGAR Electronic Submission

          April 2, 2010

Securities and Exchange Commission

Division of Corporation Finance

Mail-Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention:  H. Christopher Owings

RE:

iBOS, Inc.

Registration Statement on Form S-1, Amendment No.2

Filed September 4, 2009

File No.  333-161365

Dear Mr. Owings,

We hereby transmit for filing, Amendment No. 2 to our Registration Statement on Form S-1, File No. 333-161365.

In addition, this cover letter is being filed on EDGAR in response to the Staff’s comment letter to us, dated October 1, 2009, in connection with our above referenced S-1 filing.  Responses to the comments contained in your comment letter follow the response numbers below.  Page numbers refer to the page numbers of the redlined version of the Amendment No. 1 to our Registration Statement on Form S-1, which we are sending to you via FedEx.

1.

In response to your comment number 1, we have revised our stated Standard Industrial Classification Code Number on the cover page of our registration statement and will ensure we use the correct SIC code number in all future filings.  The Company’s SIC code is 7389.

2.

In response to your comment number 2, our website erroneously stated that “iBOS has its offshore facility in Gurgaon, India.”  iBOS subcontract the work to its overseas third party vendor, and our only maintained office space is summarized correctly within the S-1.  A revision to the corporate website has been made to rectify this error.

Our website also stated that “iBOS has also formed strategic alliances with key partners to accommodate growth and to provide end to end full service to meet our customers’ needs.”  We have revised our website to exclude this statement.

We believe there are no further material differences between the information presented in the Amendment No. 2 to our Registration Statement on Form S-1 and our website.

3.

In response to your comment number 3, we have now included discussion of our auditor’s going concern opinion in the Summary on page 4, in the Risk Factors on page 6, and Management’s Discussion and Analysis on page 32.

4.

In response to your comment number 4, we have now disclosed our earnings or loss per share for each period for which we present statement of operation data in the summarized financial information on page 5.

5.

In response to your comment number 5, we have revised the introductory paragraph to our Risk Factors section on page 6 to delete the reference indicating that the additional risks that we currently deem immaterial may also significantly impair our business operations.  We believe we have described all material risks.

6.

In response to your comment number 6, we have revised the Selling Stockholders list on page 18 to include disclosure of any relationship the selling stockholders have to the company, management, or its affiliated parties.

7.

In response to your comment number 7, we have revised the amount of outstanding shares that our affiliates are offering collectively for resale.  The new total is only 9.77% of the outstanding shares and we do not believe the shares being offered for resale by the affiliates qualify to be an indirect primary offering at this quantity.  We believe our affiliates are statutory underwriters because they intend to engage in the distribution of their registered securities at the fixed price of $0.10 for the duration of the offering while not restricted to 1% selling every three months and not relying on Rule 144.

8.

In response to your comment number 8, we have revised the Selling Stockholders section on page 19 to disclose that Frank J. Hariton is also a statutory underwriter for the purposes of the offering.

9.

In response to your comment number 9, we have revised both of the sections Selling Stockholders and Determining the Offering Price on pages 17 and 20, respectively, which reference our shares being issued in an offering at $0.10 per share.  Both sections refer to the same share issuance event, which occurred through an offering that began in May of 2009 and closed in August of 2009.

10.

In response to your comment number 10, we have revised the disclosure of business experience for each director and executive officer starting on page 23 to include the most recent five years and added dates and duration of employment.

11.

In response to your comment number 11, we have revised our disclosure on page 9 for the amount of hours per week that our executive officers devote to the company’s business.

12.

In response to your comment number 12, we have revised our Amendment No. 2 to include two new sections beginning on page 42 that provide disclosure information on related party transactions, our promoters and value received or to be received by them, and any assets or other consideration received or to be received by the Company.

13.

In response to your comment number 13, we have revised the heading term “continuing operations” to “operations” to minimize confusion to the reader on page 29.  We have not discontinued operations.

14.

In response to your comment number 14, we have included additional discussion on quantities of pages processed in the Net Revenues section on page 29and the trends we expect in the future, and we have more clearly defined our revenues as coming solely from page processing during these periods.

15.

In response to your comment number 15, we have revised the data and calculations in the tables within the Management’s Discussion and Analysis or Plan of Operation section beginning on page 28 to disclose our more recent reviewed financials for the period ending December 31, 2009.

16.

In response to your comment number 16, we have revised the Cost of Services section on page 30 to disclose additional information about what types of costs make up our cost of services and these costs represent the cost of the vendor that provides all of the services to our sole customer on an independent subcontractor basis.

17.

In response to your comment number 17, we have revised the Gross Profit section on page 30 to add discussion regarding the change in gross margins of each time period.

18.

In response to your comment number 18, we have revised our analysis of changes in operating expenses on page 31 to explain in more detail what drove the increases in operating expenses for the periods presented.  We have also added discussion to better explain what professional services were incurred in the period ended December 31, 2009, and why these expenses increased from the prior interim period.

19.

In response to your comment number 19, we have expanded this disclosure on page 32 to better comply with Section 607.02 of the Financial Reporting Codification.  We have disclosed management's plans to overcome the uncertainty of our ability to continue as a going concern.

20.

In response to your comment number 20, we have added discussion and disclosure about our business description throughout our registration statement, as well as current and future plans to develop our business which is dependent upon additional financing.

21.

In response to your comment number 21, we have added disclosure on page 7 discussing material technology used by the company and licenses retained.

22.

In response to your comment number 22, we have included disclosure to the Business Services section beginning on page 34 and Revenue Generation section on page 35 to state the services we currently provide and plan to provide in the future.

23.

In response to your comment number 23, we have removed the term “strategic associates” on page 35.

24.

In response to your comment number 24, we have added discussion in the Business Services section on page 34 and in the Net Revenues section on page 29 to differentiate between the services we currently provide and the services we plan to provide in the future, and which services are provided by a third-party subcontractor.

25.

In response to your comment number 25, we have disclosed additional discussion on Page 40 on how we compete on price and service.

26.

In response to your comment number 26, we have disclosed some information in the Principal Customer section on page 40 about our current sole customer and trends we see.

27.

In response to your comment number 27, we have taken note of your request to apply the comments issued on our financial statements as of March 31, 2009 to our interim financial statements where applicable.

28.

In response to your comment number 28, we have added discussion to Note 5 Related Party Transactions in the March 31 audited financial notes and the corresponding Note 4 Related Party Transactions in the December 31, 2009 interim period financial notes to disclose that the office space provided by American Commercial Lighting provides office equipment and services needed to operate our business, including furniture, phones, internet connection, supplies, and printer use.  There are no computer assets held by the company because the officers and directors have provided their own personal computers for work they do related to the company.

29.

In response to your comment number 29, the item previously labeled as income tax expense represents minimum income tax expenses for the State of California regardless of whether a Corporation is a Subchapter S corporation or a C corporation, which have been included in the general and administrative expenses.  The statements of operations has been revised to include pro forma statements of operations to reflect any income taxes we would have incurred if we had been a C Corporation within pro forma information presented here, but you should not revise your historical results.

30.

In response to your comment number 30, the pro forma income tax expense, pro forma net loss, and pro forma income (loss) per share have been presented as if the Company had been taxed as a C corporation for all periods presented during which the Company were a Subchapter S corporation.

31.

In response to your comment number 31, we have revised our disclosure in Note 1 of our Notes to the Financial Statements sections to clarify where our revenue was specifically generated from.

32.

The Company's revenue recognition policy has been revised as follows:

The Company follows the guidance of the United States Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 101 “Revenue Recognition”

(“SAB No. 101”), as amended by SAB No. 104 (“SAB No. 104”) for revenue recognition.  The Company recognizes revenue when it is realized or realizable and earned.  The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.  The Company derives its revenues from sales contracts with customers with revenues being generated upon rendering of services.  Persuasive evidence of an arrangement is demonstrated via invoice; service is considered provided when the service is delivered to the customers; and the sales price to the customer is fixed upon acceptance of the purchase order and there is no separate sales rebate, discount, or volume incentive.  The Company receives a fee for each document indexed on a charge per page scenario, it does not currently receive a monthly flat fee for providing services.  The Company outsources all of its services to unrelated third parties and follows the Financial Accounting Standards Board Emerging Issues Task Force (“EITF”) Issue No. 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent”  (“EITF 99-19”) for revenue recognition to report revenue gross as a principal for its services since the Company (1) acts as principal contractor in the transaction, (2) takes title to the products and services, (3) has risks and rewards of ownership, such as the risk of loss for collection, and (4) does not act as an agent or broker (including performing services, in substance, as an agent or broker) with compensation on a commission or fee basis on any of its medical claims processing.

33.

In response to your comment number 33, we outsource all of our services to an unrelated third party and follow the Financial Accounting Standards Board Emerging Issues Task Force (“EITF”) Issue No. 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent”  (“EITF 99-19”) for revenue recognition to report revenue gross as a principal for its services since our Company (1) acts as principal contractor in the transaction, (2) takes title to the products and services, (3) has risks and rewards of ownership, such as the risk of loss for collection, and (4) does not act as an agent or broker (including performing services, in substance, as an agent or broker) with compensation on a commission or fee basis on any of its medical claims processing.

34.

In response to your comment number 34, we have revised the Related Party Transaction section of Note 4 to disclose that we receive office space at no cost by American Commercial Lighting, Inc.

35.

In response to your comment number 35, we accounted for share-based payment transactions with parties other than employees under the guidance of the Financial Accounting Standards Board Emerging Issues Task Force Issue No. 96-18 “Accounting For Equity Instruments That Are Issued To Other Than Employees For Acquiring, Or In Conjunction With Selling Goods Or Services” (“EITF No. 96-18”) provided in SFAS No. 123R.  All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. We valued 200,000 shares of our common stock issued for legal services and valued them at $10,000, the amount the attorney would have billed us if we decided to pay in cash. The management believes that the measure of legal services rendered for which we used is more reliably measurable.

36.

In response to your comment number 36, we have revised the discussion on page 32 of this stock issuance to remove the term “founder”, these shares were issued to our corporate attorney for past and future services.

37.

In response to your comment number 37, we have revised the signature page at the bottom to include identification of the principal financial and accounting officer.

38.

In response to your comment number 38, we have revised our Undertakings section beginning on page 80 to include the undertaking required by Item 512(h) of Regulation S-K.

Please do not hesitate to contact the undersigned at (714) 292-1070 or our securities counsel, Frank J. Hariton, Esq., at (650) 521-6893 should you have any questions about the contents of this comment response letter or the Amendment No. 2 to our Registration Statement on Form S-1.

Sincerely,

/s/ Deepak Danavar

Deepak Danavar

Chief Executive Officer

iBOS, Inc.